                                                                EXHIBIT 99(d)


CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Fiscal Year Ended
                                                                   ---------            ---------           ---------
                                                                   MARCH 29,            March 31,           March 25,
                                                                      1996                1995                 1994
                                                                   ---------            ---------           ---------
(In thousands, except share and per share amounts)
REVENUES
   Underwriting and investment banking                           $   55,659           $   41,951           $   64,008
   Principal transactions                                            54,101               45,883               51,769
   Commissions                                                       66,498               50,054               53,305
   Investment management fees                                        19,842               15,961               14,542
   Interest and dividends                                            17,170               19,197               15,330
   Other                                                              7,351                4,680                5,726
                                                                 ----------           ----------           ----------
                                                                    220,621              177,726              204,680
                                                                 ==========           ==========           ==========
EXPENSES
   Employee compensation and benefits                               127,059              102,557              116,832
   Interest                                                           7,638                6,370                9,297
   Communications                                                    13,581               12,493               10,919
   Occupancy and equipment                                           15,187               13,061               11,481
   Promotion and development                                          8,282                7,494                7,325
   Floor brokerage and clearance                                      2,557                2,575                2,904
   Taxes, other than income taxes                                     6,515                5,989                5,134
   Other operating expenses                                           9,036                6,483                6,100
                                                                 ----------           ----------           ----------
                                                                    189,855              157,022              169,992
                                                                 ==========           ==========           ==========
Income before income taxes                                           30,766               20,704               34,688
Provision for income taxes                                           11,000                7,020               13,100
                                                                 ----------           ----------           ----------
Net income                                                       $   19,766           $   13,684           $   21,588
                                                                 ==========           ==========           ==========
Income per share
   Primary                                                       $     2.18           $     1.47           $     2.38
   Fully diluted                                                 $     2.18           $     1.47           $     2.28
Average number of shares and share equivalents outstanding        9,072,000            9,303,000            9,076,000

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                 MARCH 29,         March 31,
                                                                   1996              1995
                                                                 ---------         ---------
(In thousands, except share and per share amounts)
ASSETS
      Cash and cash equivalents                                  $  12,376         $   2,850
      Receivable from customers                                    175,973           136,180
      Receivable from brokers and dealers                           59,219            18,281
      Securities purchased under agreements to resell               50,052            88,869
      Securities owned                                             102,202            95,184
      Other receivables                                             18,368            16,368
      Furniture, equipment, and leasehold improvements,
         at cost, less accumulated depreciation and
         amortization of $19,804 at March 29, 1996,
         and $18,717 at March 31, 1995                              15,719            11,286
      Other assets                                                  37,192            32,314
                                                                 ---------         ---------
                                                                 $ 471,101         $ 401,332
LIABILITIES AND STOCKHOLDERS' EQUITY
   Liabilities
      Short-term borrowings                                      $  77,024         $  64,924
      Payable to customers                                          71,722            35,380
      Payable to brokers and dealers                                15,547            20,786
      Securities sold under agreements to repurchase                67,135            52,029
      Securities sold but not yet purchased                         29,216            47,701
      Accrued compensation                                          28,665            20,282
      Accounts payable, accrued expenses and other liabilities      25,969            20,868
      Long-term borrowings                                          25,000            25,000
                                                                 ---------         ---------
                                                                   340,278           286,970
   Commitments and Contingencies
   Stockholders' Equity
      Preferred Stock, without par value; 200,000 shares
         authorized; none issued
      Common Stock, par value $1.00 per share;
         15,000,000 shares authorized; (11,620,857 and
         11,434,788 shares issued, respectively)                    11,621            11,435
      Additional paid-in capital                                    51,663            48,342
      Retained earnings                                             93,808            77,034
                                                                 ---------         ---------
                                                                   157,092           136,811
      Less treasury stock, at cost -
         2,691,495 shares at March 29, 1996 and
         2,481,535 shares at March 31, 1995                        (26,269)          (22,449)
                                                                 ---------         ---------
                                                                   130,823           114,362
                                                                 ---------         ---------
                                                                 $ 471,101         $ 401,332
                                                                 =========         =========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                              Common        Additional       Retained        Treasury
(In thousands, except share and per share amounts)             Stock      Paid-In Capital    Earnings        Stock
                                                              ------      ---------------    --------        --------
BALANCE AT MARCH 26, 1993                                    $   8,202        $  31,120      $  47,199       $  (8,594)
   Net income for the fiscal year                                                               21,588
   Purchase of 496,509 shares of treasury stock, at cost                                                        (7,259)
   Issuance of 140,230 shares of treasury stock
      to satisfy exercise of stock options                                           96                            927
   Issuance of 270,201 shares of common stock                      241            3,838
   Issuance of common stock to satisfy 20% stock dividend        1,681           (1,681)
   Issuance of 1,064,031 shares of common stock
      because of conversion of 8% convertible
      subordinated debentures                                    1,052           11,543
   Cash dividends, $.288 per share                                                              (2,548)
                                                             ---------        ---------      ---------       ---------
BALANCE AT MARCH 25, 1994                                       11,176           44,916         66,239         (14,926)
   Net income for the fiscal year                                                               13,684
   Purchase of 674,377 shares of treasury stock, at cost                                                        (8,380)
   Issuance of 107,980 shares of treasury stock
      to satisfy exercise of stock options                                         (127)                           857
   Issuance of 258,659 shares of common stock                      259            3,553
   Cash dividends, $.315 per share                                                              (2,889)
                                                             ---------        ---------      ---------       ---------
BALANCE AT MARCH 31, 1995                                       11,435           48,342         77,034         (22,449)
   Net income for the fiscal year                                                               19,766
   Purchase of 249,854 shares of treasury stock, at cost                                                        (4,196)
   Issuance of 39,894 shares of treasury stock
      to satisfy exercise of stock options                                           56                            376
   Issuance of 186,069 shares of common stock                      186            3,265
   Cash dividends, $.335 per share                                                              (2,992)
                                                             ---------        ---------      ---------       ---------
BALANCE AT MARCH 29, 1996                                    $  11,621        $  51,663      $  93,808       $ (26,269)
                                                             =========        =========      =========       =========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Fiscal Year Ended
                                                                 MARCH 29,   March 31,    March 25,
(In thousands)                                                     1996         1995        1994
                                                                 ---------   ---------    ---------
OPERATING ACTIVITIES:
   Net Income                                                    $ 19,766    $  13,684    $ 21,588
   Adjustments to reconcile net income
      to net cash (used for) provided by
      operating activities:
         Depreciation and amortization                              5,485        4,973       4,083
         Loss on disposal of furniture and equipment                  670
         Deferred compensation                                        393          609         298
         Deferred income taxes                                         68          560      (2,219)
         Increase in receivable from customers                    (39,793)     (11,886)    (40,059)
         (Increase) decrease in receivable from brokers
             and dealers                                          (40,938)      12,634       5,729
         (Increase) decrease in securities owned                   (7,018)      57,506       9,231
         Increase in other receivables                             (2,000)      (4,281)       (459)
         Increase in payable to customers                          36,342        7,160      10,056
         Increase (decrease) in payable to brokers and dealers     (5,239)      (2,741)     17,018
         Increase (decrease) in securities sold but not yet
            purchased                                             (18,485)     (16,943)     22,425
         Increase (decrease) in accrued compensation               11,834         (492)      7,353
         Increase (decrease) in accounts payable, accrued
            expenses and other liabilities                          4,708       (7,476)      7,009
                                                                 --------    ---------    --------
         Net cash (used for) provided by operating activities     (34,207)      53,307      62,053

INVESTING ACTIVITIES:
         Purchase of furniture, equipment, and leasehold
            improvements                                           (9,993)      (5,678)     (3,272)
         (Increase) decrease in other assets                       (5,541)       4,109      (4,273)
                                                                 --------    ---------    --------
         Net cash (used for) investing activities                 (15,534)      (1,569)     (7,545)

FINANCING ACTIVITIES:
         (Increase) decrease in securities purchased under
            agreements to resell                                   38,817      127,394     (31,114)
         Increase (decrease) in short-term borrowings              12,100      (25,807)     (7,322)
         Increase (decrease) in securities sold under
            agreements to repurchase                               15,106     (146,701)     (7,807)
         Cash dividends                                            (2,992)      (2,889)     (2,548)
         Purchase of treasury stock                                (4,196)      (8,380)     (7,259)
         Proceeds from issuance of treasury stock                     432          730       1,023
         Redemption of convertible subordinated debentures                                    (198)
                                                                 --------    ---------    --------
         Net cash provided by (used for) financing activities      59,267      (55,653)    (55,225)
                                                                 ========    =========    ========


   Increase (decrease) in cash and cash equivalents                 9,526       (3,915)       (717)
   Cash and cash equivalents at beginning of fiscal year            2,850        6,765       7,482
                                                                 --------    ---------    --------
   Cash and cash equivalents at end of fiscal year               $ 12,376    $   2,850    $  6,765
                                                                 ========    =========    ========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                         NOTE A - SUMMARY OF SIGNIFICANT
                               ACCOUNTING POLICIES

The consolidated financial statements include the accounts of McDonald & Company Investments, Inc., and its subsidiaries, collectively referred to as the "Company." All significant intercompany accounts and transactions are eliminated in consolidation.

The Company's fiscal year is the 52- or 53-week period ending on the last Friday in March.

The Company, through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"), is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value. The market value of the Company's long-term borrowings, estimated based on current interest rates, does not differ significantly from the amount recorded at March 29, 1996.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requires additional collateral where deemed appropriate.

Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

Securities transactions and related commissions revenue and expense are recorded on the settlement date basis. The effect on the financial statements of using the settlement date basis, rather than the trade-date basis, is not material.

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is included in other assets and is being amortized on the straight-line basis over a period of 25 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                  NOTE B - SECURITIES OWNED AND SECURITIES SOLD
                             BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, consist of the following:

                                       MARCH 29,  March 31,
(In thousands)                            1996      1995
                                       ---------  ---------
SECURITIES OWNED
  Corporate bonds                       $ 38,962   $42,416
  Mortgage-backed securities              31,526    18,040
  State and municipal bonds               14,993    18,715
  Corporate stocks                        13,273    11,740
  U.S. government bonds                    3,305     3,520
  Other                                      143       753
                                        --------   -------
                                        $102,202   $95,184
                                        ========   =======
SECURITIES SOLD BUT NOT YET PURCHASED
  U.S. government bonds                 $ 22,545   $40,799
  Corporate stocks                         6,512     6,727
  Other                                      159       175
                                        --------   -------
                                        $ 29,216   $47,701
                                        ========   =======


                         NOTE C - SHORT-TERM BORROWINGS

Short-term borrowings include the following:

                                     MARCH 29,   March 31,
(In thousands)                         1996       1995
                                    ----------  ----------
Secured bank loans                  $  26,280   $  33,383
Unsecured bank loans                   50,744      31,541
                                    ---------   ---------
                                    $  77,024   $  64,924
                                    =========   =========


Short-term borrowings are bank loans payable on demand at rates ranging from 5.7% to 7.5% at March 29, 1996. The secured loans were collateralized by customer-owned securities with a market value of $87,947,000 and firm-owned securities with a market value of $14,807,000 at March 29, 1996. At March 31, 1995, the secured loans were collateralized by customer-owned securities with a market value of $70,005,000 and firm-owned securities with a market value of $37,641,000. For the fiscal years ended March 29, 1996 and March 31, 1995, the weighted average interest rate on short-term borrowings was 6.40% and 5.56%, respectively.

The Company had total lines of credit of $300,000,000 at March 29, 1996, under which a maximum of $140,000,000 could be borrowed on an unsecured basis. There were no compensating balance requirements associated with these lines of credit.

Securities sold under agreements to repurchase bear interest at rates ranging from 5.35% to 6.025% and are collateralized by firm-owned securities with a market value of $40,194,000 and securities purchased under agreements to resell with a market value of $26,438,000 at March 29, 1996. For the fiscal years ended March 29, 1996 and March 31, 1995, the weighted average interest rate on repurchase agreements was 6.143% and 3.43%, respectively.


                          NOTE D - LONG-TERM BORROWINGS

McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 in each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness of McDonald Securities. The principal amount of the notes has been approved by the New York Stock Exchange, Inc., for inclusion in the regulatory capital of McDonald Securities (See Note H).

As of March 26, 1993, the Company had outstanding $13,055,000 of 8% convertible subordinated debentures ("debentures") due March 1, 2011. The debentures were convertible at any time prior to maturity, unless previously redeemed, at a conversion price of $12.08 per share. The debentures were redeemable at the option of the Company at any time at 102.4% if redeemed prior to March 1, 1994, and, thereafter, at prices declining to par on or after March 1, 1996, plus accrued interest. During the fiscal year ended March 25, 1994, the Company redeemed $197,000 aggregate principal amount of debentures at a price of 102.4% of the principal amount, plus accrued interest for a total cash payment of $204,310. During the fiscal year ended March 25, 1994, $12,858,000 principal amount of debentures was converted into 1,064,031 shares of the Company's Common Stock at a conversion price of $12.08 per share.

Total interest paid was $7,694,000 for the fiscal year ended March 29, 1996, $6,412,000 for the fiscal year ended March 31, 1995, and $9,171,000 for the fiscal year ended March 25, 1994.

                              NOTE E - INCOME TAXES

The provision for income taxes consists of the following:

                              Fiscal Year Ended
                     MARCH 29,     March 31,     March 25,
(In thousands)         1996           1995          1994
                     -------        -------      --------
Federal
  Current            $10,582        $ 6,260      $ 14,399
  Deferred                68            560        (2,219)
                     -------        -------      --------
                      10,650          6,820        12,180
State and local          350            200           920
                     -------        -------      --------
                     $11,000        $ 7,020      $ 13,100
                     =======        =======      ========

The provision for income taxes differs from the amount computed using the federal statutory rates of 35% for the fiscal years ended March 29, 1996, March 31, 1995 and March 25, 1994, as a result of the following:

                                                 Fiscal Year Ended
                                       MARCH 29,     March 31,     March 25,
(In thousands)                           1996           1995          1994
                                       -------        -------      --------
Expected tax provision
  at statutory rate                    $10,768        $ 7,246      $ 12,141
Effects of
  Non-taxable interest
   income                                 (500)         (813)         (381)
  Non-deductible business
   meals and entertainment                 389            378           142
  Other-net                                343            209         1,198
                                       -------        -------      --------
                                       $11,000        $ 7,020      $ 13,100
                                       =======        =======      ========

Significant components of the Company's net deferred tax assets included in Other assets in the statement of financial condition are as follows:

                                    MARCH 29,   March 31,
(In thousands)                        1996         1995
                                   -------      ---------
Deferred tax assets:
  Employee compensation accruals   $ 2,538      $   2,790
  Litigation and other reserves      2,410          1,810
  Amortization                         343            862
  Other                              1,010            963
                                   -------      ---------
Total deferred tax assets            6,301          6,425
                                   =======      =========

Deferred tax liabilities:
  Depreciation                         694            772
  Other                                356            334
                                   -------      ---------
Total deferred tax liabilities       1,050          1,106
                                   -------      ---------
Net deferred tax assets            $ 5,251      $   5,319
                                   =======      =========


Total income taxes paid were $9,426,000 for the fiscal year ended March 29, 1996, $5,400,000 for the fiscal year ended March 31, 1995, and $14,070,000 for the fiscal year ended March 25, 1994.



                            NOTE F - INCOME PER SHARE

Primary income per share is based on the average number of shares and share equivalents outstanding during the fiscal years. Share equivalents represent the effect of shares issuable under the Company's stock option plans. For the fiscal year ended March 25, 1994, fully diluted income per share includes, in addition to the above, the effect of the conversion of the Company's 8% convertible subordinated debentures.

On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to stockholders of record on August 10, 1993. Applicable share and per-share information has been restated to reflect the effect of the stock dividend as if it had occurred at the beginning of the fiscal 1994 period.

                     NOTE G - COMMITMENTS AND CONTINGENCIES

The Company has letters of credit for $3,000,000 which are being used to satisfy clearing corporation deposit requirements which approximated $2,166,000 at March 29, 1996. The agreements expire in June 1996 and September 1996 and the Company pays fees at 1% per annum.

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position, liquidity, or results of operations of the Company.

Aggregate commitments under operating leases for office space and equipment in effect as of March 29, 1996, with initial or remaining noncancelable lease terms in excess of one year are approximately $55,953,000 payable as follows:
1997-$6,555,000; 1998-$6,633,000; 1999-$5,455,000; 2000-$5,052,000;
2001-$4,455,000, and thereafter-$27,803,000. Certain of these leases have escalation clauses, based on certain increases in costs incurred by the lessor, and renewal options. Rental expense amounted to $6,744,000 for the fiscal year ended March 29, 1996, $6,025,000 for the fiscal year ended March 31, 1995, and $5,429,000 for the fiscal year ended March 25, 1994.


                        NOTE H - NET CAPITAL REQUIREMENTS

McDonald Securities is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the "Exchange"), of which McDonald Securities is a member. McDonald Securities has elected to use the alternative method permitted by the Rule which requires that it maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At March 29, 1996, McDonald Securities' net capital under the Rule was $79,020,000 or 35% of aggregate debit balances, and $74,553,000 in excess of the minimum required net capital.

                       NOTE I - FINANCIAL INSTRUMENTS WITH
                        OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government bonds. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the normal course of business, the Company enters into underwriting and forward commitments. At March 29, 1996, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities with market values of approximately $173 million and $173 million, respectively, and collateralized mortgage obligations with market values of approximately $83 million and $76 million, respectively. At March 31, 1995, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities with market values of approximately $11 million and $13 million, respectively, and collateralized mortgage obligations with market values of approximately $37 million and $20 million, respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on financial position.

The average fair values of mortgage-backed securities and collateralized mortgage obligations included in securities owned was $25,575,000 at March 29, 1996 and $20,359,000 at March 31, 1995.

The revenues from trading mortgage-backed securities and collateralized mortgage obligations, including both forward and regular-way transactions, are included in revenues from principal transactions and were $6,180,000, $5,479,000, and $8,431,000, respectively for the fiscal years ended March 29, 1996, March 31, 1995 and March 25, 1994.

                         NOTE J - EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted the McDonald & Company Securities, Inc. Retirement Savings Trust and Plan, a 401(k) defined-contribution and profit-sharing plan covering substantially all employees. The Company's profit sharing contribution is determined annually, based on the Company's performance. The Company's contribution expense related to the plan was $2,000,000 for the fiscal year ended March 29, 1996, $1,532,000 for the fiscal year ended March 31, 1995, and $2,000,000 for the fiscal year ended March 25, 1994.

                NOTE K - STOCK OPTION AND RESTRICTED STOCK PLANS

The Company had authorized 720,000 shares of Common Stock for issuance under the Company's Stock Option Plan for employees, which terminated on June 6, 1993. An additional 28,800 shares were authorized for issuance under the 1990 Stock Option Plan for Outside Directors. Options outstanding at the time of termination of these plans continue according to the terms of these plans. The Company has authorized 500,000 shares of common stock for issuance under the 1995 Key Employees Stock Option Plan. The Company also authorized 50,000 shares of common stock for issuance under to the Company's 1995 Stock Option Plan for Non-Officer Directors, subject to shareholder approval at the Annual Meeting of Shareholders to be held in August, 1996. Stock option activity for the fiscal years ended March 29, 1996, March 31, 1995, and March 25, 1994, was as follows:

                                                                 1990 Stock Option Plan       1995 Stock Option Plan
                                      Stock Option Plan           for Outside Directors     for Non-Officer Directors
                                   ----------------------------------------------------------------------------------
                                   Number of       Price          Number of       Price         Number of      Price
                                    Options        Range           Options       Range           Options       Range
                                   ---------    -----------       ---------     -------         ---------     -------
Outstanding at March 26, 1993       458,849     $3.65-10.00       19,200      $4.90-9.69
Granted during fiscal 1994          102,120    $12.60-12.71
Exercised                          (140,228)     $5.00-8.12
Canceled                             (1,075)          $6.14
                                   ---------   ------------       ------
Outstanding at March 25, 1994       419,666     $3.65-12.71       19,200      $4.90-9.69
Exercised                          (107,980)     $3.65-8.12
Canceled                             (4,912)     $6.15-7.32
                                   ---------    -----------       ------
Outstanding at March 31, 1995       306,774     $3.65-12.71       19,200      $4.90-9.69
Granted during  fiscal 1996                                                                     5,000     $17.75-19.88
Exercised                           (37,014)  $5.833-12.604       (2,880)          $9.69
Canceled                             (1,200)         $7.316       (1,920)          $9.69
                                   ---------  -------------       ------                        -----
Outstanding at March 29, 1996       268,560     $3.65-12.71       14,400      $4.90-8.85        5,000     $17.75-19.88
                                   =========  =============       ======                        =====
Exercisable at March 29, 1996       207,946                       12,480                          -0-
Available for future grant
   at March 29, 1996                                                                          45,000

The options under the Company's Stock Option Plan and the 1990 Stock Option Plan for Outside Directors become exercisable over a five-year period from the date of grant and expire ten years from the date of grant. Under the 1995 Stock Option Plan for Non-officer Directors, options become exercisable one year from the date of grant and expire ten years from the date of grant. The Company purchases shares in the open market to provide for the shares delivered pursuant to the exercise of options under the Plans.

The Company has authorized 2,000,000 shares of Common Stock for issuance pursuant to the Company's 1995 Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, restricted stock awards may be granted to certain employees.

Employees who are granted stock awards under the terms of the Bonus Plan may elect to receive shares of stock which are restricted as to sale or transfer for a period of two years from the June 1 following the date of grant. These shares are issued at a discount of 5% from the current market value of the shares. Alternatively, an employee may elect to receive shares which are subject to forfeiture if the employee's employment terminates within three years from the June 1 following the date of grant. These shares are issued at a discount of 15% from the current market value.


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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
McDonald & Company Investments, Inc.

We have audited the accompanying consolidated statements of financial condition of McDonald & Company Investments, Inc., and subsidiaries as of March 29, 1996, and March 31, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald & Company Investments, Inc., and subsidiaries at March 29, 1996, and March 31, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 29, 1996, in conformity with generally accepted accounting principles.



                                           Ernst & Young LLP





Cleveland, Ohio

April 30, 1996


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